HOULIHAN VALUATION ADVISORS®

Valuation & Capital Consultants

July 22, 2011

Special Committee of the Board of Directors

Alpine Air Express, Inc.

1177 Alpine Air Way

Provo, UT 84601

Dear Members of the Special Committee:

We understand that a transaction is contemplated whereby Alpine Air Express, Inc. (“Alpine” or “the Company”) plans to effect a one-for-two thousand reverse stock split (“Reverse Stock Split”) of its issued and outstanding shares of common stock followed by a purchase of a fractional shares created by such Reverse Stock Split and after purchase of the fractional shares, a two thousand-for-one forward stock split (“Forward Stock Split”) of the issued and outstanding shares of common stock (collectively the Reverse Stock Split, purchase of fraction shares and Forward Stock Split are referred to herein as the “Transaction”). Houlihan Valuation Advisors (“HVA” or “We”) prepared a valuation of Alpine as of March 31, 2010, dated May 25, 2011, that provided a fair value estimate (controlling interest basis) of the Company’s common stock of $0.15457.

Our opinion (the "Opinion") has been requested as to the fairness of the consideration to be received by the unaffiliated non-continuing shareholders of Alpine for their shares of common stock to be cashed out as a result of the reverse stock split from a financial point of view to such unaffiliated non-continuing shareholders and to the unaffiliated continuing shareholders of Alpine.  We have previously provided a valuation report. This Opinion is to focus on whether the price set forth in the prior valuation report will have changed. The fundamental question now at hand is whether the Company’s value has maintained itself at the March 31, 2011 level.

In connection with this Opinion, we have made such reviews, analyses and inquiries, as we have deemed necessary and appropriate under the circumstances.  Among other things, we have:

  1.

Reviewed unaudited Company-prepared financial statements for the six-month periods ended April 30, 2010 and 2011, which the Company has identified as the most recent published financial statements available;

  2.

Reviewed available data on publicly traded companies in the Company's industry;

  3.

Calculated estimates of value using trailing twelve month revenue, EBITDA, net income and book value multiples;

4.

Searched Pratt StatsTM, Mergerstat/Shannon Pratt’s Control Premium StudyTM, and Public CompanyTM databases for recent private equity transactions;

5.

Reviewed transaction documentation including the July 20, 2011 draft of the Report of the Special Committee of the Board of Directors with respect to the Transaction.

6.

Considered the general trends of the economy and air freight industry; and

7.

Had telephone conversations with representatives of the Company, conducted due diligence discussions and reviewed an updated adjusted balance sheet.

We have relied upon management’s representations and assumed, without independent verification, that the financial information provided to us has been reasonably prepared and reflects the best currently available estimates of the future results and financial condition of the Company.  We have further assumed that there has been no material change in the assets, financial condition, business or prospects of the Company since the date of the most recent financial statements made available to us.

We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Company and do not assume any responsibility with respect to it.  We have not made any physical inspection other than the initial due diligence visit or independent appraisal of any of the properties or assets of the Company.  Our Opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter.

General Findings

The outlook and the valuation of Alpine have improved since March 31, 2011 based on the improved Trailing Twelve-Month income statement and balance sheet. The table below shows the improvement and percentage change in revenue, EBITDA, adjusted net earnings, and the capitalized estimate of value:

	TTM March 31, 2011	TTM April 30, 2011	Percent Change
Revenue	$ 20,508,431	$ 20,583,423	0.4%
EBITDA	$ 7,293,065	$ 7,477,417	2.5%
Adjusted Earnings	$ 1,927,420	$ 2,027,304	5.2%
Capitalized Estimate of Value	$ 6,365,639	$ 7,044,652	10.7%

Shares outstanding	34,475,857	34,370,857	(0.3%)

In addition, the average 90 day trading history of Alpine (APNX) increased from $0.1088 per share to $0.1147 per share. However, HVA rounded the 90-day average to the nearest cent

Alpine Air Express,, Inc. – July, 22, 2011 Opinion

($0.11) in both cases, therefore this indicator of value has not changed in terms of the per share estimate of value. In addition, the number of shares issued and outstanding has decreased by 105,000, resulting in a decrease in this approach’s estimate of value of $13,721. Consequently, the overall fair value estimate decreased by $3,000 from $5,668,000 to $5,665,000; when this new fair value estimate is divided by the new lower number of shares outstanding, the fair value estimate of Alpine common stock increased slightly.  There were no additional arms length transactions that we identified, so the transaction approach’s estimate of value is unchanged from the March 31, 2011 report.  Finally, we consider the general economy and air freight industry outlook to be unchanged from their states as of on March 31, 2011.

Conclusion

Based on the foregoing, and in reliance thereon, it is our opinion that the fair value of the Company Stock to be repurchased by the Company has increased to $0.16482 per share from $0.15457 per share as of the date of this letter based upon 34,370,857 shares issued and outstanding as of that date. As such, based on the foregoing updated price of $0.16482, it is our opinion that the consideration, $0.16482 per share, to be received by the unaffiliated non-continuing shareholders of Alpine for their shares of common stock to be cashed out as a result of the reverse stock split is fair from a financial point of view to such unaffiliated non-continuing shareholders and unaffiliated continuing shareholders of Alpine as of the date hereof.

This Opinion is delivered to you subject to the conditions, scope of engagement, limitations and understandings set forth in this Opinion and subject to the understanding that the obligations of HVA in the Transaction are solely corporate obligations, and no officer, director, employee, agent, shareholder or controlling person of HVA shall be subjected to any personal liability whatsoever to any person, nor will any such claim be asserted by or on behalf of you or your affiliates.

HOULIHAN VALUATION ADVISORS

Ricardo Miranda, ASA

PRINCIPAL

Alpine Air Express,, Inc. – July, 22, 2011 Opinion